May 10, 2005
Zip+4 Code:  20549-0305

Via Fax & U.S. Mail

Robert Copple
Senior Vice President and Treasurer
Cinemark USA, Inc.
3900 Dallas Parkway, Suite 500
Plano, Texas 75093

RE:	Cinemark USA, Inc. (the "Company")
	Form 10-K for the year ended December 31, 2004
	File No. 033-47040

Dear Mr. Copple:

Based upon an examination restricted solely to considerations of the
Financial Statements, Management`s Discussion and Analysis, and Selected Financial Data, the staff has the following comments on the above-referenced documents. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review.
Feel
free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate by the Company, advise the staff of the reason thereof.

Pursuant to Rule 101(a)(3) of Regulation S-T, your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. After our review of your supplemental replies, we may have further comments. Please respond within fifteen (15) business days.




Form 10-K For the Fiscal Year Ended October 29, 2004

Item 7- Management discussion and analysis of financial condition and results of operation
Critical accounting policies, page 18

1. Please expand your critical accounting policies disclosures to address each accounting policy that requires management`s most difficult, subjective or complex judgments. For example, you should provide disclosure addressing any uncertainties or significant judgments surrounding your accounting for gift cards, contingent facility rentals, depreciable lives of theater equipment, and advances collected on concession contracts. These disclosures should discuss how management assesses the likelihood of gift card redemptions as well as how management assesses the accounting for contingent rentals based on operating results of underlying theaters and how management assess the appropriateness of useful lives in determining depreciation expense. Additionally, your disclosures should clarify when management considers advances collected on concession contracts to be earned. Please ensure that you do not simply duplicate the accounting policy disclosures in the notes to the financial statements. For guidance refer to FRR 72.

Liquidity and Capital Resources Financing Activities, page 26

2. Please consider revising your discussion of investing activities to quantify capital expenditures related to both construction of new theatres and refurbishment of existing theatres.

3. You state that you typically operate with a negative working capital position primarily because of the lack of significant inventory and accounts receivable. It does not appear that your explanation for the cause of your working capital deficit is correct, as you also state that your revenues are received in cash prior to the payment of related expenses. Please revise this disclosure as appropriate.

4. As the table of contractual obligations is intended to increase the transparency of cash flow, we believe that registrants should generally include scheduled interest payments in the table. Where interest rates are variable and unknown, you may use your judgment to determine whether or not to include such estimates. If you elect to include them, you may determine the appropriate methodology to estimate the interest payments. Regardless of whether you include interest payments or not, a footnote to the table should clarify whether or not you have done so and, if applicable, the methodology you have used in your estimate. If interest payments are excluded from the table, please disclose the significant contractual terms of the debt and any other additional information that is material to an understanding of these future cash flows. Please revise to reflect the effect of interest payments.

Note 1- Summary of Significant Accounting Policies, page F-7

5. Please revise to clarify why you recognize foreign advanced rents over a period of 10 to 20 years.

6. Please revise your lease accounting policy to describe the nature of your involvement during the construction period for assets which you will lease when construction is complete. Refer to EITF 97-
10.

7. Please revise your accounting policy for goodwill to disclose reporting units used in your impairment tests and the multiple of cash flows used in estimating fair values of reporting units.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

**********

You may contact Juan Migone at (202) 551-3312 or Lyn Shenk, at
(202)
551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned at
(202) 551-3211 with any other questions.


								Sincerely,


								David R. Humphrey
      Branch Chief- Accountant

Via facsimile:  Robert Copple
		(972) 665-1003
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Robert Copple
Cinemark USA, Inc.
May 10, 2005
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